Exhibit 99.1

THE JEAN COUTU GROUP (PJC) INC.

MATERIAL CHANGE REPORT

Annex 51-102F3 to Regulation 51-102 respecting continuous disclosure obligations

1.	Name and Address of Company

The Jean Coutu Group (PJC) Inc.
530, rue Bériault
Longueuil, Qc J4G 1S8 (hereinafter the "Company")

2.	Date of Material Change

April 12, 2007

3.	Press Release

A press release was issued in Longueuil, Quebec on April 12, 2007 and disseminated the same day via CCN MATTHEWS. A copy of said press release is attached herewith and incorporated herein by reference.

4.	Summary of Material Change

The Jean Coutu Group announced that it expects to close concurrently with the transaction with Rite Aid a new financing for working capital and general corporate purposes. The Jean Coutu Group received commitments from a group of banks lead by RBC Capital Markets and National Bank Financial for unsecured revolving facilities of C$500,000,000 with an initial term of 5 years that could be extended each year to its initial 5-year term with the consent of the lenders.

5.	Full Description of Material Change

For a full description of the material change, please refer to the attached press release.

6.	Confidentiality

This report is not confidential.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact Mrs. Kim Lachapelle, Corporate Secretary of The Jean Coutu Group at 450-646-9760.

9.	Statement of the Executive Officer

The foregoing accurately discloses the material change referred to herein.

DATED in Longueuil, this 16th day of April 2007.

THE JEAN COUTU GROUP (PJC) INC.

/s/ Kim Lachapelle
Kim Lachapelle
Corporate Secretary